Exhibit A-9

(Unaudited)

Birdsall, Inc.

Consolidating Statement of Retained Earnings

For The Year Ended December 31, 2004

(Millions)

	Birdsall, Inc.	Tropical Shipping and Construction Co., Ltd.	Birdsall Shipping, Co., Ltd. -Panama	Seven Seas Insurance Company, Inc.	Tropic Equipment Leasing Inc.	Tropical Shipping International, Ltd.	Tropical Shipping, Inc.	Tropical Express Container Service Trinidad Ltd.	Antigua Maritime Agencies Ltd.
Balance at beginning of year	$16.3	$	$10.9	$5.8	$9.3	$6.5	$0.3	$	$
Net income (loss)	12.0		3.8	4.3	4.1	0.1	—
Dividends on common stock	(11.0)		(1.5)	(2.7)	—	—	—
Adjustment to retained earnings (a)	—		—	—	—	—	—
Rounding	—		—	0.1	—	—	—

Balance at end of year	$17.3	$	$13.2	$7.5	$13.4	$6.6	$0.3	$	$

	Saint Martin Marine Services, SARL	Seven Seas Insurance Company, Ltd.	Container Terminals Ltd.	Freship, S.A.	Tropical Shipping of Canada, Inc.	Birdsall Shipping, Co., Ltd. - Liberia	Tropical Shipping Agency, Inc.	Adjustments and Eliminations	Consolidated
Balance at beginning of year	$(0.2)	$4.1	$	$	$	$3.1	$0.1	$(13.5)	$177.1
Net income (loss)	—	(0.1)				0.3	—	(22.3)	27.6
Dividends on common stock	—	—				—	—	18.2	(11.0)
Adjustment to retained earnings (a)	—	—				(3.4)	—	0.2	—
Rounding	—	—				—	—	—	—

Balance at end of year	$(0.2)	$4.0	$	$	$	$—	$0.1	$(17.4)	$193.7

(a)	Birdsall Shipping Co., Ltd. - Liberia was merged into Tropical Shipping and Construction Co., Ltd. in 2004.

*	This Exhibit A contains confidential information which has been redacted, but filed separately with the Securities and Exchange Commission.